           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4


                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of October 1998


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)




        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X          Form 40-F
                               ---                   ---


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                   No  X
                          ---                  ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

NOTICE OF SPECIAL DIVIDEND, REGULAR DIVIDEND AND REPURCHASE:

        On October 22, 1998, the registrant issued a press release in which it announced (i) plans for the issuance of a special dividend of (Yen) 5,000 to shareholders of record in March 1999 from the proceeds of the initial public offering of shares by NTT Mobile Communications Network, Inc., an NTT subsidiary, (ii) the board of directors had approved a plan to buy back
(Yen) 120 million worth of outstanding stock with funds realized through the offering, and (iii) plans to pay an ordinary dividend of (Yen) 2,500 to shareholders of record at the fiscal year end.

        Enclosed is a copy of a press release dated October 22, 1998 pertaining to the registrant's plans with regards to the issuance of the special dividend, the issuance of the regular dividend, and the planned buyback.

                                   SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                         CORPORATION


                                        By /s/ Mototane Miyazaki
                                           ------------------------------
                                           Name:  Mototane Miyazaki
                                           Title: Executive Manager
                                                  General Affairs Department

Date: October 22, 1998

                                NTT                                [LOGO]
                                NIPPON TELEGRAPH AND TELEPHONE
                                CORPORATION
NEWS RELEASE                    ---------------------------------------------


                                Telephone 03-5353-5035
                                20-2 Nishi-Shiniuku 3 -Chorne Shiniuku-ku,
                                Tokyo 163-1419 Japan


                                                         October 22, 1998


FOR IMMEDIATE RELEASE

      NTT Announces Plans for Special Dividend and Buy Back


NTT's board of directors approved on October 22 a plan to issue a special dividend of (Yen) 5,000 to shareholders of record next March from the proceeds of the recent initial public offering of shares by NTT Mobile Communications Network, Inc. (NTT DoCoMo), an NTT subsidiary.

At the same time, the board approved a plan to buy back (Yen) 120 billion worth of outstanding stock with funds realized through the offering.

The company also plans to pay an ordinary dividend of (Yen) 2,500 to shareholders of record at the fiscal year end.

The payment of dividends and share repurchase will take place following approval at the 14th general meeting of shareholders in June 1999, as well as the approval of the Minister of Posts and Telecommunications afterwards.



                                   #  #  #



For further information, please contact:

                Norihiko Ohkubo or Megumi Inaji
                Overseas Public Relations
                Global Business Headquarters
                Telephone:  (03) 5353-5035
                E-mail: info@iad.hqs.ntt.co.jp